Exhibit 3.1

AMENDMENT TO

BYLAWS OF

PCM, INC.

(THE “COMPANY”)

AS OF JUNE 23, 2019

The following amendment is effective as of June 23, 2019, as approved by the board of directors of the Company:

ARTICLE XII

FORUM FOR ADJUDICATION AND DISPUTES

Section 12.1          Forum.  Unless the corporation, in writing, selects or consents to the selection of an alternative forum, the sole and exclusive forum for any current or former stockholder (including any current or former beneficial owner) to bring any action or proceeding (including any derivative action or proceeding) asserting internal corporate claims (as defined below), to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, any state court or a federal court located within the State of Delaware).  For purposes of this Article XII, internal corporate claims means: (a) any claim brought on behalf of the corporation; (b) any claim for breach of fiduciary duty owed by any current or former director, officer, employee or stockholder in such capacity; (c) any claim against the corporation or any current or former director or officer or other employee of the corporation arising pursuant to any provision of the Delaware General Corporation Law, the Certificate of Incorporation or these Bylaws (as each may be amended from time to time); (d) any claim as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware; or (e) any claim governed by the internal affairs doctrine.

Section 12.2          Consent to Jurisdiction.  If any action the subject matter of which is within the scope of this Article XII is filed in a court other than the Court of Chancery (or, if the Court of Chancery does not have jurisdiction, any state court or a federal court located within the State of Delaware) (a “foreign action”) by any current or former stockholder (including any current or former beneficial owner), such stockholder shall be deemed to have consented to: (a) the personal jurisdiction of the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) in connection with any action brought in any such court to enforce this Article XII; and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder.

Section 12.3          Enforceability.  If any provision of this Article XII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Article XII (including, without limitation, each portion of any sentence of this Article XII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities or circumstances shall not in any way be affected or impaired thereby